SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of Februray 27th, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 27th, 2004		By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer




                                HIGHLIGHTS



BUSINESS ENVIRONMENT 2003

Nadir in paper industry cycle
Lower pricing compounded by lower demand
Rising raw material and energy prices
A Mexican recession that is deeper than that of the U.S.
Continued strength of the Mexican Peso
Fierce foreign competition in the Mexican paper markets

DURANGO RESPONSE IN 2003

Divested non-strategic assets for US$95 million
Increased shipments by 7%
Reduced unit production costs by 2% despite an average increase in raw material and energy costs

INDUSTRY OUTLOOK

Industry has announced price increases beginning in 2Q04
Increased prices, if effective, will be reflected in the results of 2H04
Price increases in raw materials and energy could affect expected profitability


Durango, Mexico, February 27th, 2004 - Corporacion Durango, S.A. de C.V., (NYSE: CDG, BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the full year 2003. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the full years 2002 and 2003 were prepared on a pro-forma basis after excluding the results of the Georgia, San Luis Potosi and Molded Pulp operations as well as discontinued operations.


INDUSTRY AND BUSINESS ENVIRONMENT

During 2003, the North American paper and packaging industry was characterized by a challenging business environment. Companies in the industry faced the most severe market conditions in recent years. This low point in the industry s cycle was reflected in lower prices, continued price pressure and weak demand. At the same time, raw material prices and energy prices increased. In addition, the Company was impacted by unanticipated macroeconomic factors beyond its control, including fluctuations in the exchange rate for the Peso against the U.S. dollar.


COMPANY'S PERFORMANCE

The Company s results for 2003 reflected anemic economic growth in Mexico, the effects of the low point in the industry cycle, which resulted in lower prices and weak demand, and the effects of higher energy and raw material prices. The increase in volume and lower unit costs achieved by the Company were offset by lower product pricing.


         Item             	   FY03    FY02      4Q03     4Q02

Total Shipments( 000 Short Tons) 1,245.4  1,166.7    339.2    305.3
Pricing (US$/ShortTon)     	   498.0    541.0    473.0    520.0
Net Sales (US$Million)             620.0    630.7    160.3    158.7
Unit Cost (US$/Short Ton)   	   435.0    442.0    414.0    436.0
EBITDA (US$Million)     	    65.0    105.2     15.5     21.7
EBITDA Margin           	     10%      17%      10%     14%


Operating Performance

The Company s EBITDA in 2003 was US$65.0 million, compared to the US$105.2 million achieved in 2002. The Company s EBITDA declined principally as a result of (i) an 8% decrease in average sales prices generated by a change in the Company s product mix, which produced a US$50.0 million reduction in the Company s EBITDA, and
(ii) an 8% devaluation of the Mexican Peso to 11.23 Ps./US$ in 2003 from 10.43 Ps./US$ in 2002, which produced a US$5.0 million reduction in the Company s EBITDA. These negative effects were partially offset by (i) a 7% increase in shipments with a US$5.0 million positive effect on EBITDA, and (ii) a 2% decrease in the Company s unit production cost with a US$8.0 million positive effect on EBITDA.

2004  OUTLOOK

The Company expects that the recently announced price increases will be implemented in the second quarter and that the benefit will be reflected in the second half of the year. In addition, the Company believes that the signs of economy recovery and the better outlook for manufacturing and growth in the U.S. and world economies should lead to a general improvement in demand and pricing for packaging and paper. The current paper industry outlook provides support for the Company s belief that results should improve during the year.


FINANCIAL RESTRUCTURING

The Company continues to make progress in its ongoing discussions with certain of its bank lenders and members of the Ad Hoc Bondholders Committee, who collectively hold a substantial portion of its outstanding unsecured indebtedness. The discussions regarding the financial and legal framework of the restructuring are ongoing and the Company believes that these discussions are relatively advanced.


     HIGHLIGHTS FULL YEAR 2003 AND FOURTH QUARTER 2003


Shipments(000 Short tons)   FY03     FY02     4Q03      4Q02

   Paper               	    582.6    518.0     162.7    142.3
   Packaging                652.0    632.8     173.7    159.7
   Other                     10.8     15.9      2.8       3.3
        Total             1,245.4  1,166.7    339.2     305.3


Net Sales (US$Million)      FY03      FY02     4Q03      4Q02

   Paper              	    256.6    250.1     68.9      66.6
   Packaging                356.0    371.7     89.6      90.0
   Other                      7.4      8.9       1.9      2.1
       Total                620.0    630.7     160.3    158.7


Prices   (US$/Short Ton)    FY03      FY02     4Q03      4Q02

   Paper              	    440.0    483.0     423.0    468.0
   Packaging                546.0    587.0     516.0    563.0
   Other                    681.0    561.0     656.0    623.0
            Total           498.0    541.0     473.0    520.0


Unit Cost (US$/Short Ton)    FY03      FY02      4Q03     4Q02

       Total                 435       442       414      436


 EBITDA  	FY03    Margin   FY02    Margin   4Q03     4Q02
(US$Million)

Paper    	 15.9      6%     45.4     18%      3.5     10.6
Packaging 	 48.9     14%     58.9     16%     11.8     11.0
Other    	  0.2      3%      0.9     10%      0.3     0.1
 	Total    65.0     10%     105.2    17%     15.5     21.7












Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango s reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.


                                 CONTACTS


     Corporacion Durango, S.A. de C.V.          The Global Consulting Group

     Mayela R. Velasco                          Mariana Crespo
     +52 (618) 829 1008                        (646) 284 9407
     mrinconv@corpdgo.com.mx                    mcrespo@hfgcg.com

     Miguel Antonio R.
     +52 (618) 829 1070
     rinconma@corpdgo.com.mx




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2003 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2003
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31,December 31,December 31,
                                                         2002        2003        2003
                                                      (Proforma)  (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    270,934$    579,571      51,576
  Restricted cash ..................................           0     160,901      14,319
  Accounts receivable, net .........................   2,022,940   2,060,131     183,331
  Taxes recoverable and other assets ...............      40,337      16,562       1,474
  Inventories, net .................................   1,334,764   1,164,901     103,665
  Prepaids .........................................      30,660      34,959       3,111
            Total current assets ...................   3,699,635   4,017,025     357,476
PROPERTY, PLANT AND EQUIPMENT, net .................  13,632,694  11,580,526   1,030,553
OTHER ASSETS, net ..................................     740,817     587,819      52,310
            Total  assets ..........................$ 18,073,146$ 16,185,370   1,440,338

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   7,890,187   8,090,253     719,953
  Interest payable .................................     472,271   1,479,395     131,652
  Trade accounts payable ...........................     945,835     935,518      83,252
  Notes payable ....................................      52,226      52,734       4,693
  Accrued liabilities ..............................     514,936     432,443      38,483
  Employee profit-sharing ..........................       2,433         715          64
            Total  current liabilities .............   9,877,888  10,991,058     978,096
LONG-TERM DEBT .....................................   1,126,382   1,088,409      96,858
NOTES PAYABLE ......................................     145,871     102,906       9,158
DEFERRED TAXES......................................   2,094,036   2,008,944     178,776
LIABILITY FOR EMPLOYEE BENEFITS.....................     189,801     168,903      15,031
            Total long term liabilities ............   3,556,090   3,369,162     299,822
            Total  liabilities .....................  13,433,978  14,360,220   1,277,918
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,568,035   1,761,169     156,727
  Minority interest ................................      71,133      63,981       5,694
            Total stockholders' equity .............   4,639,168   1,825,150     162,420
            Total liabilities and stockholders' equi$ 18,073,146$ 16,185,370   1,440,338

               Exchange rate: $ 11.2372 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2003
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year    Acum.Dec    Acum.Dec
                                                                     2002        2003      US$ 2003
                                                                  (Proforma)  (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,738,924$ -3,278,040    -291,713
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     384,304     402,055      35,779
       Provision for employee benefits .........................      13,138     -12,902      -1,148
       Special items ...........................................   1,509,053     283,933      25,267
       Amortization of Financial Comissions ....................     126,244      92,502       8,232
       Provision for deferred taxes ............................    -841,947    -203,911     -18,146
       Impairment ..............................................   1,344,812     520,459      46,316
       Other....................................................     583,010     780,613      69,467
       Total items which do not require cash....................   3,118,614   1,862,749     165,766
  Net resources generated from income ..........................    -620,310  -1,415,291    -125,947
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................    -387,693     196,626      17,498
    Decrease (Increase) in current assets ......................      -6,124      19,476       1,733
    Decrease (increase) in account receivables, net ............     -41,817      94,116       8,375
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     914,680     702,333      62,501
  Resources generated by operating activities ..................    -141,264    -402,740     -35,840
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     764,945     149,899      13,340
       Increase (Decrease) in capital ..........................           0     -34,337      -3,056
  Net resources generated from financing activities ............     764,945     115,562      10,284
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    -467,083     -87,504      -7,787
       Divestiture to property, plant and equipment.............     145,369     592,375      52,716
       Disposition of subsidiaries .............................    -212,899     318,622      28,354
       Increase in deferred assets .............................    -379,382     -66,777      -5,942
       Minority interest .......................................      24,360           0           0
  Net resources applied to investing activities ................    -889,635     756,716      67,340
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -265,954     469,538      41,784
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     536,888     270,934      24,110
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    270,934$    740,472US    65,895

* The exchange rate of 11.2372 was used for translation purposes.



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2003



                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2002        2003        Var         2002        2003        Var

                                           (Proforma) (Unaudited)             (Proforma)  (Unaudited)
NET SALES ...............................$ 1,738,895$  1,801,432          4%     158,693     160,310          1%
COST OF SALES ...........................  1,459,877   1,576,934          8%     133,154     140,331          5%
     Gross profit........................    279,018     224,498        -20%      25,539      19,979        -22%

     Selling and Administrative expenses     138,790     161,871         17%      12,671      14,406         14%
     Operating income ...................    140,228      62,627        -55%      12,868       5,573        -57%
FINANCIAL EXPENSE:
Interest expense ........................    251,672     268,763          7%      23,167      23,917          3%
Interest income .........................    -10,288     -12,689         23%        -923      -1,130         22%
Exchange (gain) loss, net ...............    201,383     219,279          9%      18,554      19,514          5%
Gain on monetary position ...............   -137,881    -173,873         26%     -12,698     -15,473         22%
  Total financial expense ...............    304,886     301,480         -1%      28,100      26,828         -5%
OTHER INCOME (EXPENSES):
Other income (expense), net .............        835      -4,704     N/A              84        -418     N/A
  Total other income (expense) ..........        835      -4,704     N/A              84        -418     N/A
  Income (loss) before income and asset t   -163,823    -243,557         49%     -15,148     -21,673         43%
Provisions for income and asset taxes ...    -33,589       5,458     N/A          -3,089         485     N/A
Provision for deferred income taxes .....   -434,087    -140,514        -68%     -38,688     -12,504        -68%
  Net income after taxes ................    303,853    -108,501     N/A          26,629      -9,654     N/A
Special items ...........................    -12,136     482,086     N/A          -1,118      42,901     N/A
Extraordinary items .....................          0       3,127  	  0%           0         278   	      0%
Impairment ..............................  1,344,812     520,459        -61%     120,361      46,316        -62%
Discontinued operations .................    129,554     936,139        623%      11,879      83,307        601%
Net income before minority interest......$ -1,158,37$ -2,050,312         77%    -104,493    -182,456         75%
  Minority interest......................      1,206     -15,447     N/A             109      -1,375     N/A
  Majority net income....................$ -1,159,58$ -2,034,865         75%    -104,602    -181,081         73%


  Depreciation & amortization                 96,496     111,875         16%       8,815       9,956         13%
  EBITDA                                     236,724     174,502        -26%      21,683      15,529        -28%




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2003


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2002        2003        Var         2002        2003        Var
                                           (Proforma) (Unaudited)             (Proforma)  (Unaudited)
NET SALES ...............................$ 6,745,186$  6,876,231          2%     630,733     619,973         -2%
COST OF SALES ...........................  5,538,671   6,005,431          8%     515,799     541,329          5%
     Gross profit........................  1,206,515     870,800        -28%     114,934      78,644        -32%

     Selling and Administrative expenses     486,456     552,956         14%      45,851      49,894          9%
     Operating income ...................    720,059     317,844        -56%      69,083      28,750        -58%
FINANCIAL EXPENSE:
Interest expense ........................    940,673   1,152,955         23%      88,971     104,341         17%
Interest income .........................    -40,159     -41,880          4%      -3,667      -3,757          2%
Exchange (gain) loss, net ...............    988,276     822,051        -17%      91,081      72,594        -20%
Gain on monetary position ...............   -376,620    -373,459         -1%     -35,794     -33,397         -7%
  Total financial expense ...............  1,512,170   1,559,667          3%     140,591     139,781         -1%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -50,134     -41,828        -17%      -4,882      -3,705        -24%
  Total other income (expense) ..........    -50,134     -41,828        -17%      -4,882      -3,705        -24%
  Income (loss) before income and asset t   -842,245  -1,283,651         52%     -76,390    -114,736         50%
Provisions for income and asset taxes ...    115,973     146,862         27%      11,432      13,149         15%
Provision for deferred income taxes .....   -841,947    -203,911        -76%     -77,983     -18,476        -76%
  Net income after taxes ................   -116,271  -1,226,602        955%      -9,839    -109,409       1012%
Special items ...........................  1,509,053     742,606        -51%     139,527      67,098        -52%
Extraordinary items .....................          0      57,251  	  0           0%       5,114          0%
Impairment ..............................  1,344,812     520,459        -61%     120,361      46,316        -62%
Discontinued operations .................    768,788     731,122         -5%      67,932      64,815         -5%
Net income before minority interest......$ -3,738,92$ -3,278,040        -12%    -337,659    -292,752        -13%
  Minority interest......................      3,245      -7,736     N/A             329        -684     N/A
  Majority net income....................$ -3,742,16$ -3,270,304        -13%    -337,988    -292,068        -14%


  Depreciation & amortization                384,304     402,055          5%      36,106      36,262          0%
  EBITDA                                   1,104,363     719,899        -35%     105,189      65,012        -38%
